September 2, 2020

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Responses of Advanced Bio-Oil Technologies Ltd. to SEC Comment Letter of July 1, 2020 regarding Offering Statement on Form 1-A, Post-Qualification Statement No. 2 filed on June 8, 2020.

SEC File No. 024-10700.

Thank you for your Comments in your letter of July 1, 2020. Please consider our responses below.

Post-Effective Amendment Filed June 8, 2020

Item 3. Summary and Risk Factors

Summary

Item 1. Business, page 1

1.	Revise the summary to clarify the nature of your business. In this filing and historically, you have focused on your bio-oil business. To this end, we note that your graphs in the introductory pages are outdated, including projections for 2018. As a shift from that business, you have provided some disclosure, for example on page 34, that your "relationship with Zollaris involves cannabis sales and services and medical cannabis and CBD research facilities, as well as the production of hand sanitizers and masks for use during the COVID-19 pandemic and beyond." We note from page 36 that the face masks will be "antiviral and antibacterial." Please revise accordingly.

Response to Comment 1.:

We have revised the Summary and other pages in accordance with your comments.

2.	Highlight in the summary that the common stock sold through this offering circular, with only one vote per share, will have no ability to control the company where there are 28,500,000 shares of "convertible preferred class A" preferred stock outstanding, which has 10 votes per share.

Response to Comment 2.:

We have revised the Summary in accordance with your comment.

999 18th Street, Suite 3000, Denver Colorado USA 80202

Risk Factors, page 8

3.	In the risk factor on page 15 and in the notes to the beneficial ownership table on page 57, you state that you have sold 388,620 shares of common stock, and 28,500,000 shares of preferred stock. On page 52, you disclose you received proceeds of $101,960 from the sale of common stock. In Part I of your Form 1-A, you disclose there are no shares of common stock outstanding, but in Item 4 you disclose the 388,620 share outstanding. We note from your crowdfunding site that you have raised $2,000,000 in funding from "other" sources and $300,000 in equity funding. Please explain and revise the relevant disclosure throughout your document accordingly.

Response to Comment 3.:

First of all, with respect to the crowdfunding site, we apologize for the confusion created by this posting. After receipt of your comments, the post was taken down. It will not be re-posted until, and if, we obtain an effective date for our 1-A POS. The crowdfunding site posting contained errors and was unclear in certain respects. Prior to re-posting on the crowdfunding site, we will work with the Company’s securities counsel to be sure that the content of the site posting does not conflict with disclosure provided in our Form 1-A POS and comports with applicable law. In that regard, and in response to this Comment 3., our reference to funding from “other sources” was incorrect (funding was raised and received by Zollaris and not be us) and the $300,000 equity funding amount was in error. The amount disclosed in our Form 1-A POS is correct.

Our revised crowdfunding site is contained as the last Exhibit to our Form 1-A POS (#15.2). We have also revised the disclosure regarding our outstanding stock and proceeds received where needed.

Item 5. Plan of Distribution and Selling Securityholders, page 32

4.	Revise this section to disclose that you are offering the securities online, as reflected in your crowdfunding site. We note that as of June 25, 2020, there were 97 days remaining in your offer period.

Response to Comment 4.:

As mentioned in our response to Comment 1., the crowdfunding site has been taken down. We have revised this section to disclose that a crowdfunding site will be available upon achievement of an effective date for our Form 1-A POS.

Item 6. Estimated Use of Proceeds to Issuer, page 33

5.	We note this disclosure is inconsistent with the Use of Proceeds disclosed on your crowdfunder site. We note from your marketing materials that you plan to use the funds towards two letters of intent totaling $14 million towards acquisitions, plus additional amounts towards equipment, laboratories, and licenses to produce cannabis and hemp in various locations. Please revise your disclosure as appropriate. You should also revise to disclose how you would allocate proceeds among your specified uses if you were to receive less than the maximum amount of proceeds in the offering. Please consider disclosing these uses assuming you raise 25%, 50%, and 75% of the maximum offering amount.

Response to Comment 5.:

Our crowdfunding site, when re-posted, will contain consistent uses of proceeds (if any) with that of our Form 1-A POS. Per Comment 5., we have disclosed uses assuming raises of 25%, 50% and 75% of the maximum offering amount in the Form 1-A POS.

Item 7. Description of Business, page 33

6.	Please expand this section to discuss the effect of existing or probable governmental regulation on your business. In this regard, we note your planned operations involving cannabis. Refer to Item 7(a)(2) of Form 1-A.

Response to Comment 6.:

We have expanded this section as noted in this Comment 6 and in accord with Item 7(a)(2) of Form 1-A.

Exhibits, page 64

7. We note from Exhibit 6.3, incorporated by reference from your Form 1-K filed April 29, 2020, and your crowdfunding site, noted above, that you expect the arrangement with Zollaris to generate vast revenues starting in 2020. We note that you have linked your 2018 offering circular to the crowdfunding site, which does not contain information regarding this contract. As you appear to have filed this post-qualification amendment to update your financial statements more than twelve months after qualification, and to the extent the joint venture with Zollaris constitutes a fundamental change in your business, which to date, has no revenue, it appears you should not be making any offers to sell your securities until your post-effective amendment is qualified. Please tell us whether you have halted offers and sales of your securities pending qualification of this post-effective amendment. Refer to Rule 252(f)(2)(i) and (ii).

Response to Comment 7.:

As noted in our response to Comment 1., we have removed our posting from the crowdfunder site. We considered the posting, when active, to be a “testing the waters” effort and did not receive funds therefrom. All offers and sales of our securities have been halted pending qualification of this post-effective amendment.

8.	Please file the January 7, 2019 consulting agreement discussed in Note 4 of your financial statements, at page F-11, as a material contract per Item 17.6 of Form 1-A, or tell us why it is not required to be filed.

Response to Comment 8.:

The consulting agreement was filed within our POS No. 2 and is Exhibit 6.3.

9.	Exhibit 12, your legal opinion, states that counsel has assumed "the Corporation has obtained all necessary permits or qualification of the securities being offered to consummate the Sale as described in the Form 1-A, and the Corporation is otherwise in compliance with all federal, state, and local laws applicable to it and its business" and that "[n]o opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the Form A-1 or any portion thereof." Investors are entitled to rely on the opinion of counsel, and counsel cannot assume the substance of the opinion itself. Revise to provide a legal opinion as required by Item 17.12 of Part III of Form 1-A. For guidance, refer to Staff Legal Bulletin No. 19, "Legality and Tax Opinions in Registered Offerings."

Response to Comment 9.:

The legal opinion has been revised per Comment 9.

10.	We note the extensive information on your crowdfunding site that is not included in this offering circular. File all testing the waters materials as exhibits. Refer to Item 17.13 of Part III of Form 1-A.

Response to Comment 10.:

As noted in our response to Comment 1., the crowdfunding site has been taken down. We plan to correct it and then re-post it on the crowdfunding site only after qualification of this Regulation A+ offering. The post will then be part of an offer to sell our securities and not testing the waters. The information therein will be co-extensive with material disclosure in the offering circular. The planned post is contained within the last exhibit of our Form 1-A POS (#15.2).

11.	We note the subscription agreement incorporated from Exhibit 4 filed with your 2018 post-effective amendment. Investors are allowed to rely on the disclosure in your filings. Revise the subscription agreement to delete any disclaimers to the contrary, for example, in paragraph 1.e.

Response to Comment 11.:

Our subscription agreement has been modified in accordance with Comment 11.

General

12.	The information in your materials available on www.Crowdfunder.com should be consistent with the information in your Offering Circular. In this regard, we note the Crowdfunder materials contain statements and projections which are not supported by information in your Offering Circular. In particular, we note from the "pitch deck" that you expect your medicinal cannabis, ethanol and biodiesel products to generate $16 million total gross revenues in 2020, and $86.6 million in total gross revenues in 2021. We note from your Zollaris website that you expect 2020 gross revenues across the three lines to total of $68 million, and to reach $138.6 million in 2021. We also note from your crowdfunding site that you have 2 websites: your "main website: www.ab-ot.com;" and "cannabis website www.zollaris.ca." Please revise as appropriate, or advise. Refer to Rule 255(d).

Response to Comment 12.:

As disclosed in our reply to Comment 1, the crowdfunder site post has been taken down. It has been substantially modified. The revenue expectations contained in Comment 12. Have been modified.

Thank you for your comments and consideration of our responses herein and within our amended Form 1-A.

We are requesting qualification of our offering post-qualification statement.

Please contact us if you have any questions or concerns.

Thank you!

Respectfully Submitted,

Advanced Bio-Oil Technologies Ltd.

/s/ Mireille Samson

Mireille Samson

CEO